Filed Pursuant to Rule 433

Registration No. 333-223194

May 15, 2019

Markel Corporation

Pricing Term Sheet

$600,000,000 5.000% Senior Notes due 2049 (the “2049 Senior Notes”)

Issuer:	Markel Corporation

Anticipated Ratings/Outlook (Moody’s / S&P)*:	Baa2 (stable) / BBB (stable)

Security Type:	SEC Registered Senior Notes

Trade Date:	May 15, 2019

Settlement Date**:	May 20, 2019 (T+3)

Interest Payment Dates:	May 20 and November 20 of each year, commencing on November 20, 2019

Maturity Date:	May 20, 2049

Principal Amount:	$600,000,000

Benchmark Treasury:	3.000% UST due February 15, 2049

Benchmark Treasury Price / Yield:	103-14 / 2.828%

Spread to Benchmark Treasury:	+220 basis points

Yield to Maturity:	5.028%

Coupon:	5.000%

Public Offering Price:	99.569% of the principal amount, plus accrued interest, if any, from May 20, 2019

Net Proceeds to Issuer before Expenses:	$592,164,000

Optional Redemption:	At any time prior to November 20, 2048 (six months prior to maturity), make-whole redemption at Treasury Rate plus 35 basis points. On or after November 20, 2048 (six months prior to maturity), redemption at par. In each case, any accrued and unpaid interest will be paid to, but excluding, the redemption date. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated May 15, 2019, for more information.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN:	570535 AT1 / US570535AT11

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC BofA Securities, Inc. Capital One Securities, Inc. Loop Capital Markets LLC SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the 2049 Senior Notes will be made to investors on or about May 20, 2019, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2049 Senior Notes on the date of this pricing term sheet will be required, by virtue of the fact that the 2049 Senior Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the 2049 Senior Notes who wish to trade the 2049 Senior Notes prior to the date of delivery should consult their advisors.

This pricing term sheet supplements the preliminary prospectus supplement, dated May 15, 2019, and the related prospectus, dated February 23, 2018; capitalized terms used in this pricing term sheet, but otherwise not defined herein, shall have the meanings assigned to them in the preliminary prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.